

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2023

James Kinley
Chief Financial Officer
Algernon Neuroscience Inc.
401-600 West Broadway
Vancouver, British Columbia V5Z 4C2

> **Re: Algernon Neuroscience Inc.**
> **Offering Statement on Form 1-A**
> **Filed on December 30, 2022**
> **File No. 024-12117**

Dear James Kinley:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Algernon Neuroscience Inc.
Index to Financial Statements, page F-1

1. Please address the following:
    - Tell us what consideration you gave to providing the audited financial statements of the newly-formed issuer, Algernon Neuroscience Inc., as required by paragraph (c)(1)(ii) in Part F/S of Form 1-A, and by Article 8 of Regulation S-X.
    - As part of your response, specifically address how you determined that such financial statements are not required.
    - To the extent the registrant is a shell corporation set up for the sole purpose of completing a business combination, revise to clearly disclose that fact.
    - To the extent the registrant has no operations prior to the acquisition of DMT, clearly disclose that fact.
    - Clearly identify the owners of Algernon Neuroscience prior to the merger and how

   that was considered.
- Revise your Capitalization table on page 45 and Dilution table on page 46 to begin with the most recent balance sheet date of the historical financial statements presented for the registrant after addressing the above points. Clearly identify the nature and amount of any pro forma adjustments to these amounts in your Capitalization and Dilution tables.

2. Tell us your consideration of providing pro forma financial statements reflecting Algernon Neuroscience Inc.'s acquisition of the DMT Program from Algernon Pharmaceuticals Inc. in accordance with Article 11 of Regulation S-X.

DMT Program of Algernon Pharmaceuticals Inc.
Carve-Out Financial Statements, page F-2

3. If true, revise your footnotes to specifically confirm that you determined that it was impracticable to prepare the full financial statements of the DMT program required by Regulation S-X, and disclose an explanation of such impracticability in the filing. Otherwise, provide stand alone financial statement for the DMT program.

2. Basis of Presentation, page F-10

4. Please address the following:
- Revise your footnotes as well as the Critical Accounting Policies section of the MD&A for DMT Program to clearly confirm that such financial statements reflect all of the revenues and expenses of the program as well as all expenses allocated to the program. Refer to Staff Accounting Bulletin Topic 1B.1.
- Clearly disclose the types of expenses which were allocated versus those recorded on an actual basis.
- For such allocated expenses clearly disclose the method of allocation and the reasons that method was chosen.

Notes to Carve-Out Financial Statements
9. Subsequent Events, page F-20

5. Revise Note 9 as well as your Critical Accounting Policies section on page 53 as well as your Related Party Transactions section on page 86 to clearly disclose how Algernon Neuroscience accounted for the acquisition of DMT Program. As part of your response, tell us how you considered and determined the extent to which both entities were subject to common control prior to the merger.

 We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephen Cohen